As filed with the Securities and Exchange Commission on October 11, 2017.

Registration No. 333-220303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Restoration Robotics, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3841	06-1681204
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

128 Baytech Drive

San Jose, CA 95134

(408) 883-6888

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Ryan Rhodes

President and Chief Executive Officer

Restoration Robotics, Inc.

128 Baytech Drive

San Jose, CA 95134

(408) 883-6888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian J. Cuneo, Esq. B. Shayne Kennedy, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	John D. Hogoboom, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 Telephone: (212) 262-6700 Facsimile: (212) 262-7402

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ (File No. 333-220303)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

This post-effective amendment shall become effective upon filing with the Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 relates to the Registration Statement on Form S-1 (Registration No. 333-220303) of Restoration Robotics, Inc., declared effective on October 11, 2017 by the Securities and Exchange Commission. This Post-Effective Amendment No. 1 is being filed for the sole purpose of replacing Exhibit 5.1 to the Registration Statement. Accordingly, Part I, the form of prospectus, has been omitted from this filing.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of Common Stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Item	Amount to be paid
SEC registration fee	$3,749
FINRA filing fee	5,352
The NASDAQ Global Market Listing fee	125,000
Printing and engraving expenses	366,000
Legal fees and expenses	1,550,000
Accounting fees and expenses	570,000
Blue Sky, qualification fees and expenses	10,000
Transfer Agent fees and expenses	5,000
Miscellaneous expenses	64,899

Total	$2,700,000

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation, attached as Exhibit 3.2 hereto, and our amended and restated bylaws, attached as Exhibit 3.4 hereto, provide for the indemnification provisions described above and elsewhere herein. We have entered into and intend to continue to enter into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities we have sold since January 1, 2014, which were not registered under the Securities Act.

1.	Since January 30, 2014, we issued an aggregate of 9,632,702 shares of our Series C preferred stock at a price per share of $7.15 for aggregate proceeds to us of $68,874,427.05.

2.	On August 27, 2014, we issued warrants to purchase an aggregate of 164,502 shares of our Series C preferred stock to National Securities Corporation and their affiliates at a per share exercise price of $7.15.

3.	In connection with our entrance into the term loan with Oxford Finance LLC, or Oxford, on May 19, 2015, we issued warrants to purchase an aggregate of 110,486 shares of our Series C preferred stock to Oxford at a per share exercise price of $7.15.

4.	In September 2017, we issued $5.0 million in aggregate principal amount of subordinated convertible notes that will convert into shares of our common stock upon the consummation of this offering.

5.	We granted stock options and stock awards to employees, directors and consultants under our 2005 Stock Plan and 2015 Equity Incentive Plan, covering an aggregate of 2,281,193 shares of common stock, at a weighted-average average exercise price of $1.74 per share. Of these, options covering an aggregate of 557,095 shares were cancelled without being exercised.

6.	We sold an aggregate of 116,789 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of approximately $177,484.89 upon the exercise of stock options and stock awards.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1)-(4) by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (5) and (6) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

1.1	Form of Underwriting Agreement.	S-1/A	9-22-17	1.1

3.1	Amended and Restated Certificate of Incorporation, as amended, currently in effect.	S-1	9-1-17	3.1

3.2	Amended and Restated Certificate of Incorporation, effecting a stock split, in effect at the effectiveness of this registration statement.	S-1/A	9-18-17	3.2

3.3	Form of Amended and Restated Certificate of Incorporation, to be in effect at the time of consummation of this offering.	S-1/A	9-18-17	3.3

3.4	Bylaws, currently in effect.	S-1	9-1-17	3.4

3.5	Form of Amended and Restated Bylaws, to be in effect at the time of consummation of this offering.	S-1/A	9-18-17	3.5

4.1	Reference is made to Exhibits 3.1 through 3.5.

4.2	Form of Common Stock Certificate.	S-1/A	9-18-17	4.2

5.1	Opinion of Latham & Watkins LLP.				X

10.1	Manufacturing Agreement for Systems, dated March 1, 2016, by and between Evolve Manufacturing Technologies Inc. and the Company.	S-1	9-1-17	10.1

10.2	Manufacturing Agreement for Consumables, dated April 1, 2016, by and between Evolve Manufacturing Technologies Inc. and the Company.	S-1	9-1-17	10.2

10.3	Component Pricing Agreement, dated August 1, 2016, by and between Evolve Manufacturing Technologies Inc. and the Company.	S-1	9-1-17	10.3

10.4	First Amendment to Component Pricing Agreement, dated August 30, 2017, by and between Evolve Manufacturing Technologies Inc. and the Company.	S-1	9-1-17	10.4

10.5	Lease Agreement, dated April 16, 2012, by and between Legacy Partners I San Jose, LLC and the Company.	S-1	9-1-17	10.5

10.6	First Amendment to Lease Agreement, dated April 27, 2016, by and between G&I VIII Baytech LP and the Company and Tenant Estoppel Certificate, dated March 30, 2017, acknowledging Bridge III CA Alviso Tech Park, LLC as successor-in-interest to Landlord thereto.	S-1	9-1-17	10.6

10.7†	License Agreement, dated July 25, 2006 by and between the Company, James A. Harris, M.D. and HSC Development LLC.	S-1/A	9-22-17	10.7

10.8†	First Amendment to License Agreement, dated January 5, 2009, by and between the Company, James A. Harris, M.D. and HSC Development LLC.	S-1/A	9-22-17	10.8

10.9†	Second Amendment to License Agreement, dated February 23, 2015, by and between the Company, James A. Harris, M.D. and HSC Development LLC.	S-1/A	9-22-17	10.9

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.10	Amended and Restated Investors’ Rights Agreement, dated February 7, 2013, by and among the Company and the investors listed therein, as amended.	S-1	9-1-17	10.10

10.11	Form of Warrant to Purchase Stock dated August 27, 2014, issued to National Securities Corporation.	S-1	9-1-17	10.11

10.12	Loan and Security Agreement, dated May 19, 2015, by and between the Company and Oxford Finance LLC.	S-1	9-1-17	10.12

10.13	First Amendment to Loan and Security Agreement, dated September 15, 2015, by and between Oxford Finance LLC and the Company.	S-1	9-1-17	10.13

10.14	Secured Promissory Note, dated May 19, 2015, by and between Oxford Finance LLC and the Company to purchase 276,224 shares of Series C Preferred Stock.	S-1	9-1-17	10.14

10.15	Secured Promissory Note, dated May 19, 2015, by and between Oxford Finance LLC and the Company to purchase 220,979 shares of Series C Preferred Stock.	S-1	9-1-17	10.15

10.16	Secured Promissory Note, dated May 19, 2015, by and between Oxford Finance LLC and the Company to purchase 220,979 shares of Series C Preferred Stock.	S-1	9-1-17	10.16

10.17	Secured Promissory Note, dated May 19, 2015, by and between Oxford Finance LLC and the Company to purchase 220,979 shares of Series C Preferred Stock.	S-1	9-1-17	10.17

10.18	Secured Promissory Note, dated May 19, 2015, by and between Oxford Finance LLC and the Company to purchase 165,734 shares of Series C Preferred Stock.	S-1	9-1-17	10.18

10.19#	2005 Stock Plan.	S-1	9-1-17	10.19

10.20#	Form of Notice of Stock Option Grant and Stock Option Agreement under 2005 Stock Plan.	S-1	9-1-17	10.20

10.21#	Form of Notice of Stock Option Grant and Stock Option Agreement to International Optionees under 2005 Stock Plan.	S-1	9-1-17	10.21

10.22#	2015 Equity Incentive Plan.	S-1	9-1-17	10.22

10.23#	Form of Stock Option Grant Notice and Stock Option Agreement under 2015 Equity Incentive Plan.	S-1	9-1-17	10.23

10.24#	Form of Stock Purchase Right Grant Notice and Restricted Stock Purchase Agreement under 2015 Equity Incentive Plan.	S-1	9-1-17	10.24

10.25#	2017 Equity Incentive Award Plan.	S-1/A	9-18-17	10.25

10.26#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2017 Incentive Award Plan.	S-1/A	9-18-17	10.26

10.27#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2017 Incentive Award Plan.	S-1/A	9-18-17	10.27

10.28#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2017 Incentive Award Plan.	S-1/A	9-18-17	10.28

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.29#	Employee Stock Purchase Plan.	S-1/A	9-18-17	10.29

10.30#	Employment Agreement, dated September 21, 2016, by and between Ryan Rhodes and the Company.	S-1	9-1-17	10.30

10.31#	Employment Letter Agreement, dated November 29, 2011, by and between Charlotte Holland and the Company.	S-1	9-1-17	10.31

10.32#	Employment Letter Agreement, dated September 4, 2008, by and between Gabriele Zingaretti and the Company.	S-1	9-1-17	10.32

10.33#	Transition and Separation Agreement, dated April 1, 2016, by and between James W. McCollum and the Company.	S-1	9-1-17	10.33

10.34#	Separation Letter Agreement, dated August, 3, 2016, by and between Lisa Edone and the Company.	S-1	9-1-17	10.34

10.35#	Non-Employee Director Compensation Program.	S-1/A	9-18-17	10.35

10.36#	Form of Indemnification Agreement for directors and officers.	S-1/A	9-18-17	10.36

21.1	List of Subsidiaries.	S-1	9-1-17	21.1

23.1	Consent of Grant Thornton LLP, independent registered public accounting firm.	S-1/A	10-6-17	23.1

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).				X

24.1	Power of Attorney.	S-1	9-1-17	24.1

#	Indicates management contract or compensatory plan.
†	Portions of this exhibit (indicated by asterisks) are omitted pursuant to a request for confidential treatment that has been filed separately with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California on October 11, 2017.

Restoration Robotics, Inc.

By:	/s/ Ryan Rhodes
Ryan Rhodes President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ryan Rhodes Ryan Rhodes	President, Chief Executive Officer and Director (Principal Executive Officer)	October 11, 2017

/s/ Charlotte Holland Charlotte Holland	Chief Financial Officer (Principal Financial and Accounting Officer)	October 11, 2017

* Frederic Moll, M.D.	Chairman and Director	October 11, 2017

* Jeffrey Bird, M.D., Ph.D.	Director	October 11, 2017

* Gil Kliman, M.D.	Director	October 11, 2017

* Emmett Cunningham, Jr., M.D., Ph.D.	Director	October 11, 2017

* Craig Taylor	Director	October 11, 2017

* Shelley Thunen	Director	October 11, 2017

*By:	/s/ Charlotte Holland Charlotte Holland Attorney-in-Fact	October 11, 2017